Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                                Subject Company: The South Financial Group, Inc.
                                                    Commission File No.  0-15083

The South Financial Group

First Quarter 2004 Earnings Conference Call

April 14, 2004


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OPERATOR:
Welcome to The South Financial Group's first quarter earnings conference call. All participants will be placed on listen-only until the duration -- question-and-answer session of the conference. This conference is being recorded. If you have any objections you may disconnect at this time. I would like to introduce your conference host, Ms. Mary Gentry, Director of Investor Relations of The South Financial Group. Ms. Gentry, you may begin.

MARY GENTRY:
Good morning and thank you for joining The South Financial Group's 1st quarter conference call and webcast. Mack Whittle, our CEO, will begin the call with highlights for the quarter. Then Bill Hummers, our Chief Financial Officer, will review the financial results and provide assumptions for the remainder of 2004. Jim Monroe, who heads up our treasury services, will comment on the securities portfolio. Next Mike Sperry, our Chief Credit Officer, will discuss credit quality. Then Mack will finish up by commenting on the fundamentals that are driving our performance. We'll follow these remarks with an analyst question and answer session. A Quarterly Financial Data Supplement and Reconciliation of GAAP results to non-GAAP performance measures are available on our web site under financial information. Before we begin, I want to remind you that a number of our comments today constitute forward-looking statements and are subject to risks and uncertainties. We disclaim any obligation to update any such forward-looking statements to reflect events or circumstances that occur after today. Our actual results may differ materially from those set forth in these forward-looking statements. Please refer to our reports filed with the Securities and Exchange Commission for a discussion of factors that may cause such differences to occur. In addition, I would point out that our presentation today contains non-GAAP financial information, which TSFG management uses in analyzing its performance. In particular, a number of measures presented adjust GAAP information to present "cash basis" performance measures, and to exclude the effects of non-operating items, such as merger-related costs, gains or losses on asset sales, loss on early extinguishment of debt, and other non-operating expenses. We believe that presentations of non-GAAP financial measures provide useful supplemental information. However, these measures shouldn't be viewed as a substitute for GAAP operating results, and furthermore, our non-GAAP measures may not necessarily be comparable to non-GAAP performance measures of other companies. Now I'd like to turn the presentation over to our President and CEO, Mack Whittle.

MACK WHITTLE:
Thanks, Mary, and good morning everyone. During the first quarter we achieved solid financial performance. We had record GAAP net income of 53 cents per diluted share. This is an increase of 3.9 million, or 3 cents per diluted share, over the preceding quarter. And we also increased operating earnings close to $800,000 over the fourth quarter. As many of you know, we had two fourth quarter 2003 events -- the acquisition of MountainBank and a common equity offering of over $160 million. These events added approximately 12 million shares and increased the average diluted shares 6 percent for the first quarter over the preceding quarter. With the additional shares, we knew that this was going to be a challenging quarter, but we are pleased that we have again exceeded consensus expectations. We are also very encouraged about our progress and about our future prospects. The highlights for the quarter include the following:

Loan growth accelerated to 18 percent annualized for the first quarter, consistent with our expectations and significantly outpacing general banking industry expectations. It is also worth noting that this loan growth is well diversified throughout our markets, with 36 percent in Western North Carolina, the former MountainBank locations, 23 percent for Florida and 15 percent for South Carolina and coastal North Carolina.

The net interest margin continued its upward trend; the margin increased 16 basis points to 3.39 in the first quarter. This follows a 22 basis point increase in the fourth quarter of 2003.

Our key credit quality ratios remained steady during the quarter. Quarterly charge-off ratio of 38 percent, excluding Rock Hill Workout Bank, neared our short-term goal of 35 basis points.

Our operating efficiency ratio declined to 52 in the first quarter of 2004, down from 55 percent for the preceding quarter. We grew revenues, controlled expenses and successfully integrated the MountainBank acquisition. The former MountainBank locations performed well during the quarter, as demonstrated by their exceptionally strong loan growth. Our market capitalization grew to 1.8 billion at March 31.During the last year we added $760 million to our market capitalization.

Another highlight for the quarter was the announcement of our continued expansion in some of Florida's largest and most dynamic markets. During the quarter, we announced plans to acquire CNB Florida and Florida Banks. Once both mergers are completed, we expect our Florida Bank -- Mercantile Bank -- to have 57 branches and approximately $4 billion in assets. It will also be number 6 in deposit share in Northeast and Central Florida and 17th in deposit share in the entire state of Florida. In addition, our post-merger Florida deposits will represent about 40 percent of our Company's total deposits. Once the mergers are complete, we should have $13 billion in assets, placing us in the top 50 bank holding companies in the country. As I have said before, while this growth in size measures are impressive, particularly given our 17 year history, our primary focus remains on increasing core profitability and returns to shareholders. We are strengthening our company and building momentum to keep moving forward. In a few minutes, I will have highlights of the progress versus our financial goals, but first I would like Bill Hummers to review the financial results.

BILL HUMMERS:
Thanks, Mack, and thanks to all of you for listening in on our call today. We had another great quarter and are very pleased to report to you that we generated GAAP earnings of $32.3 million, or $0.53 cents per diluted share for the quarter. We also provided the financial information to calculate our operating earnings, which totaled $0.47 per diluted share. This 47 cents is slightly above the consensus analyst estimate. However, going forward, we'll report only GAAP or GAAP less merger-related costs for EPS. We've looked carefully at a large number of peer institutions, and the overwhelming majority report only GAAP or GAAP less merger. Therefore, we feel this change is appropriate. However, we'll continue to break out all of the components of our "operating earnings" as historically published, so that our financials remain very transparent. We have provided reconciliations in our news release and on our web site so you can understand these calculations.

We reported net interest income of $82.0 million for the quarter, up from $78.5 million in the fourth quarter last year and up from $65.5 million in the first quarter of last year. Our 18% annualized loan growth contributed to this improvement. Our net interest margin for the quarter improved to 3.39% from 3.23% in fourth quarter.

The provision for loan losses increased to $7.7 million during the quarter, from $4.3 million in the fourth quarter due primarily to increased loan growth and the 2003 liquidation of nonperforming loans with allocated reserves that exceeded net loan losses incurred.

Noninterest income remains a growth opportunity. For the quarter, performance was mixed. The largest increases were from merchant processing income, trust income, debit card income, insurance income, and business referral fees. These increases were offset by a loss on trading and derivative activities and declines in service charges on deposits and mortgage banking income. Non-operating gains on asset sales included $5.2 million for the sale of available for sale securities, $2.8 million for equity investments, and $2.4 million on disposition of land associated with a conservation grant.

Total noninterest income increased to $29.3 million in the first quarter from $23.9 million in the fourth quarter. However, after excluding non-operating gains on asset sales, total noninterest income declined $500,000 from $19.4 million in the fourth quarter to $18.9 million in the first quarter. This decline was primarily the result of additional trading and derivative losses, which went from a $214,000 loss in the fourth quarter to a $1.4 million loss in the first quarter. Gains on available for sale securities offset this trading and derivative loss.

I want  to  reiterate  that  noninterest  income  remains  a  tremendous  growth
opportunity.   We  are  committed  to  realizing  this  opportunity  and  expect noninterest income to increase throughout the remainder of 2004.

Operating noninterest expense decreased $1.9 million for the quarter, from $54.2 million in the fourth quarter to $52.4 million in the first quarter. The decline was primarily in the salaries, wages and employee benefits expense, and related to the realization of cost savings from the MountainBank acquisition, as well as a reduction in our short term and long term incentive plan accruals.

We are controlling costs effectively. Our operating efficiency ratio has continued to show improvement, coming in at 52% for the quarter, down from 55% for the prior quarter. This improved operating efficiency ratio demonstrates our ability to effectively integrate merger transactions through the utilization of our proven integration methodology as well as our ability to realize anticipated cost savings.

During the first quarter 2004 there were several significant transactions I want to highlight for you.

We restructured debt during the quarter, resulting in a loss on early extinquishment of debt of $1.4 million. We believe this will provide additional savings of approximately $2.6 million per year, assuming no changes in interest rates. In connection with the retired debt, which contained interest rate step-up features, we reversed $900,000 in interest expense accrued at year-end. We executed a conservation grant of land in North Carolina, for which we were able to deduct the fair value of $3.4 million and recognize a book gain on disposition of property of $2.4 million.

We were able to grow loans by $254 million during the quarter, while only increasing total assets by $155 million. The replacement of investment securities with loan growth helped our net interest margin and ROA for the quarter.

Next, I want to update you with our earnings outlook for the remainder of 2004.

o We anticipate a stable economic outlook for the balance of 2004 with no changes in interest rates.
o    We expect double-digit loan growth to continue.
o We expect the net interest margin to continue improving slightly from the current level as average earning assets increase due to loan growth. In addition, net interest income is anticipated to increase by approximately $14 to $15 million per quarter, following the July 2004 acquisitions.
o The provision for loan losses is expected to continue to increase slightly, to approximately $8.5 to $9 million in the second quarter, and with the acquisitions $10 to $11 million in the third and fourth quarters, reflecting expected additional loan growth. Annualized net loan charge-offs are anticipated to remain between 35 and 40 basis points.
o We expect total operating noninterest income of approximately $23 to $24 million for the second quarter 2004 with additional increases in the third and fourth quarters. The increase from the first quarter is expected to result primarily from gains on derivative activities, increased deposit service charges, and growth in fee income. The pending acquisitions are expected to contribute an additional $5 to $6 million in both the third and fourth quarters. In addition, we expect gains on available for sale securities.
o Operating noninterest expenses, before merger costs, are expected to come in at approximately $54 to $55 million in the second quarter. The increase from the first quarter is expected to relate primarily to additional incentive compensation accruals based on anticipated performance levels. Operating noninterest expenses, before merger costs, are expected to be approximately $66 to $68 million per quarter in the third and fourth quarters. By the end of 2004, we anticipate achieving the cost savings goals of between 20% and 25% for the pending acquisitions.
o We anticipate incurring merger-related costs between $9 and $10 million for the acquisitions planned for July 2004.
o And we anticipate the effective income tax rate to increase to between 32% and 33%.

Now, I'd like to turn the discussion over to Jim Monroe to discuss the securities portfolio and interest rate sensitivity.

JIM MONROE:
Thanks, Bill. Good morning. During the first quarter of 2004, the securities portfolio declined to 35.6 percent of total assets from 37.4 percent at year-end. As we promised last quarter, this decline is consistent with our commitment to reduce the investment portfolio size relative to our total assets. In addition, as securities paid down, were called or were sold, we took the opportunity to further improve the makeup of the portfolio to provide the flexibility to meet the needs of a changing economy. The duration of the debt securities portion of the portfolio declined to 2.8 years at the end of the first quarter from 3.5 years at the end of 2003. The yield of the debt securities portfolio declined slightly to 3.91 percent from 4.13 percent. At the end of the quarter, we had pre-tax unrealized gain in the available-for-sale portfolio of $17.1 million. The changes were primarily brought about from normal paydowns of mortgage-backed securities and the call of several agency bonds. We also shortened the overall duration of our treasury securities and traded out of some higher coupon, longer duration mortgage-backed securities. Mortgage-backed securities now make 62 percent of our debt securities, a slight reduction from last quarter. The duration of these securities increased slightly to 3.1 years from 3 years, while the yield increased to 3.71 percent from 3.64 percent. Structured securities, also referred to as CMOs, make up 16 percent of our total debt securities portfolio and 26 percent of total mortgage-backed securities. The duration of these structured securities declined to 2.2 years from 2.7 years during the quarter. During the fourth quarter 2003, we sold futures contracts to insulate a portion of the portfolio from increases in interest rates. These futures contracts are marked to market at the end of each accounting period in our income statement and resulted in a loss at quarter and. Offsetting this loss was an improvement in the unrealized value of the available-for-sale investment portfolio. We sold available-for-sale securities during the quarter, realizing a gain. Most of the funds arising from this sale were not reinvested but instead are being used to fund loan growth. During the last quarter, several long-term repurchase agreements were restructured and terminated before their original maturity or call date. This early termination resulted in a onetime payment of $1.4 million and an interest expense recapture of $900,000 accrued at year-end 2003. In addition, our interest expense on these borrowings was reduced by 53 basis points, which represents an annual savings of $2.6 million assuming no change in interest rates. As I have stated before, our our investment portfolio serves a variety of purposes. Most importantly, it assists liquidity management and interest rate risk management. It also provides collateral for borrowings, as well as a source earning. While the interest sensitivity position for the first quarter will not be available until the first-quarter 10-Q is filed, the risk position has been substantially unchanged over the past several quarters. The last available calculation shows that a gradual increase in rates of 2 percent over a one year period would increase our net interest income 1.53 percent. We will continue to actively manage the portfolio as conditions change over the coming periods. While the absolute size may change to address one or more of the various purposes I have described above, we will continue to strive to reduce the level of our securities portfolio as a percentage of total assets. Now Mike Sperry will provide additional information on our credit quality.

MIKE SPERRY:
Thanks, Jim. Good morning everyone. We have again provided credit quality data in two formats -- the first based on our GAAP numbers, and the second excluding the Rock Hill Workout loans. We believe this (indiscernible) presentation is useful; however, the workout loans have now been a part of our portfolio long enough and have declined in size significantly enough that our trends in both presentations now reflect similar results. Therefore, we will continue providing both sets of members for a few more quarters -- probably through the rest of this year -- but my remarks today will focus on the GAAP numbers with some minor references to the numbers, excluding the workout bank. Our first quarter results reflect continued improvement, albeit slight. As compared to last quarter, non performing assets declined from 1.06 percent to 1.05 percent of loans plus foreclosed properties (indiscernible) from .72 to .71 percent excluding the workout bank. Net loan losses were lower at 42 basis points versus 47 basis points; excluding the workout loans they were up slightly from 36 basis points to 38 basis points. Non-performing assets were higher in dollar amount by $2.1 million primarily due to the resolution of the $8.6 million letter of credit exposure that was disclosed in last quarter's SEC filings. This letter of credit funded when the bankruptcy of the company involved was settled in March. By that time, our exposure had declined down to $7.5 million. We received a $4 million cash payment in the bankruptcy settlement, charged off $750,000, and that left us with a loan of $2.7 million. Collection of this loan depends on payment performance, and if necessary, the timing of the liquidation of our collateral. However, it is fully reserved, so future write-downs, if any, would not adversely impact earnings. Charge-offs totaled $6.1 million for the quarter, down from 6.7 million last quarter, net of the workout loans that increased slightly from 5.1 to 5.5 million. Commercial losses were higher with the
$750,000 write-down just mentioned, but lower losses in the consumer portfolio and the workout pool offset this increase. Considering the impact that a $7.5 million non-performing asset would have had on our credit quality trends, we are pleased with the improvement, slight though it was, in this quarter's non-performing asset ratio. As we've stated in the past, our risk management process prompts early recognition, and sometimes early disclosure, of potential problems. The payoff is, however, early intervention, which -- as this case illustrates -- ensures timely recognition of loss exposure, ultimately that results in lower losses, and reduces the risk of credit-related earnings volatility. The economic environment remains the most critical determinant of our future credit quality trends. I am encouraged that our watch loan pool declined in the first quarter, which is consistent with a growing consensus among economists that the economy is improving. However, inherent risks that could prompt a reversal are no less acute than they were a year ago, and I am always less than comfortable with election year economic forecasts. In sum, I expect continued improvement, but adverse change in the business climate could alter that prognosis. And given the systemic nature of the risks that threaten, I remain unconvinced that the economy is capable of healing itself. In my view, until those risks are confronted, increased and caution is the wiser response to the recent encouraging news. Now back to Mack.

MACK WHITTLE:
As I have said many times, setting three-year goals, as we have done in the past, has been a very effective management tool and has kept our team focused. In the past few months we have raised the bar again, setting a new three-year goal -- that is 2004 to 2006 -- of a 15 percent annualized EPS growth rate, a 130 ROA, a 15 to 17 percent ROE, and a 20 percent cash return on equity annualized. We made progress on all of these, but our annualized EPS growth rate for the first quarter of 2004 was 26 percent for GAAP EPS, 21 percent for GAAP less merger-related costs, and 17.5 percent for operating EPS. In addition to our three-year goals, we have also set checkpoints up to measure our progress along the way. These checkpoints keep us on track with these longer-term goals. We measure the efficiency with the goal of keeping that efficiency ratio below 55 percent. During the first quarter, our 52 percent operating efficiency ratio beat this goal. In addition to measuring our ability to grow revenues and control expenses, this ratio measures our ability to integrate mergers. The first quarter efficiency ratio improvements are particularly attributable to the successful integration of MountainBank. Once again, this illustrates the effectiveness of our merger team and integration methodology, placing us in an excellent position for our July mergers with CNB Florida and Florida Banks. We want to decrease our charge-off ratio to 35 basis points. The ratio for the first quarter of 2004 totaled 42 basis points including Rock Hill workout loans, and 38 basis points excluding the Rock Hill workout loans. These ratios are nearing our 35 basis point goal. We talked earlier about double-digit loan growth, also one of our checkpoints. As previously discussed, we achieved this goal at 18 percent annualized growth for the quarter. Loans held for investment increased 254 million for the first quarter, driven by growth in commercial loans, indirect loans and home equity loans. Commercial loans increased $209 million, representing 80 percent of this quarterly growth. We also talked about double-digit deposit growth. Our non interest-bearing deposits grew at a 19 percent annualized growth rate, enriching our deposit mix and reflecting our sales and promotion campaigns. Total deposits increased 1 percent. Tangible equity to assets: we commented that we wanted to keep this tangible equity to asset ratio above 6 percent. We exceeded this goal, ending the first-quarter at
6.4 percent, as we grew net income without materially increasing total assets. As expected, given our strong loan growth, securities to total assets declined to 35.6 percent at quarter end from 37.4 percent at year-end 2003. And we plan to continue to decrease securities as a percentage of total assets and approach that level of our peers. The sixth checkpoint is to bring our non interest income as a percentage of revenue above 25 percent. Including over $10 million in gains on asset sales, this ratio exceeded 26 percent for the first quarter. However, excluding these non operating gains on asset sales, this ratio declined to 19 percent. This area remains our best opportunity for profitability and growth. Our Elevate sales process measures continued to show improvement. We increased our number of households to 246,000, or 2.4 percent, during the first quarter. Products per household increased each month to 3.4 for March 2004, and products sold per FTE per day averaged 4 for the first quarter. We continued to make progress with our sales culture. Our sales and service center is performing exceptionally well, both enhancing efficiency and generating sales. Their statistics are very impressive. For the first quarter 2004, products sold per FTE averaged 8.5.They averaged a 96 percent service level, meaning that 96 percent of all calls were answered within 30 seconds or less. 15,937 products were sold in the first quarter, nearly half of the total products sold in the full year of 2003. The product offerings have expanded to include home equity loans, installment loans, overdraft protection, in addition to deposit accounts and debit cards. We also have bilingual capabilities in our Florida markets and are expanding these to the Carolinas as well.

I'd like to close by stating that I am particularly pleased with our performance this quarter for a number of reasons. First of all, it was the first quarter following the MountainBank merger and our equity offering. It is important for us to demonstrate a strong quarter and we feel that we have done that -- showing that we can integrate and that we can properly deploy our new capital. I'm very proud of how hard everyone worked to accomplish this, and in summary, we did what we said we would do. But I also am pleased because I think this sets the tone for the upcoming year and it sets the tone for this new three-year financial plan. We are out of the gate strong, as evidenced by our strong loan growth. Not all banks can boast loan growth in the high teens -- and we have expectations to believe that our strong loan growth will continue. This, coupled with an improved net interest margin and continued strong efficiency ratios and improving credit quality, will propel us to where we want to go. I'd like to now open it up for questions

OPERATOR:
(OPERATOR INSTRUCTIONS). Jeff Davis, FTN Securities.

JEFF DAVIS:
A question for Bill and Jim. Given that it looks like the rate scenario has maybe accelerated some over, at least what I thought, over the last month or so, are there thoughts as to how you manage the balance sheet differently going forward other than still working on reducing the securities portfolio? -- one. Two -- working out of the Fed funds repo position. And then three -- on your MMDA, still paying a fairly attractive rate, does deposit pricing -- how does that factor into the mix?

JIM MONROE:
The deposit side of it -- we have a couple of CD specials going now that should help us reduce our Fed funds and repo fix -- fix that more. The MMDA was designed to go up, for the rate to change and increase the spread to Fed funds as the rate went up, meaning it will go up at a slower rate than prime will go up, for example. So from a balance sheet management point of view, those products -- the MMDA has been there for over a year; the CDs have been there for a month now and are tracking very well. We're bringing in a good bit of money there. And as I mentioned, our sensitivity position, our balance sheet is structured so that we actually make more money in a higher rate environment.

JEFF DAVIS:
So, Jim, the shift of the karma of the time, though -- that doesn't create any more urgency, or you're not planning to do anything really different other than what you were planning to do, if let's assume the Fed's raising short rates the summer?

JIM MONROE:
No, we're really not.

JEFF DAVIS:
On the CDs, how is the pricing working there?

JIM MONROE:
We are -- for example, a 15 month CD we're paying 2.1 percent; 27 month CD we're paying a 255. The 15 month product has been very, very popular. We're selling it on about a 3 or 4-to-1 ratio over the 27 month, and that is -- it is doing very, very well in our branches across the enterprise.

JEFF DAVIS:
Last question. Could you elaborate on the hedging of the derivatives you put on with regards to protecting the value of the securities portfolio?

JIM MONROE:
Sure. We sold some treasury note contracts last quarter. Obviously, during the period when rates were declining, those contracts did not go in the direction we would have wanted them to go, though with the activity of the last several weeks those have improved significantly. We carved out a portion of the portfolio to liquidate to book gains against the loss in the future -- in the futures. The securities that we sold were securities which help us out in the current environment, the longer duration securities which would have become even longer in this higher rate environment. That's how we were able to shorten up the duration of the whole thing.

OPERATOR:
John Kline, Sandler O'Neill.

JOHN KLINE:
Could you please explain the debt repayment, how that works, and the accrual that dumps -- does it dump into the prior year's period?

JIM MONROE:
No, it won't dump into the prior year period. We had put in place through most of last year some structured repurchase agreements that when they were originally set up, for accounting purposes I will give you an example -- they -- for the first year of many of them they accrue -- we had to pay in cash no interest at all. They carried a zero rate of interest, but then stepped up to -- again, I will give you just an example -- say 2 percent for years two and three of the contract. For accounting reasons we have to smooth that out, we have to average the zero for the first year and the 2 percent for years two and three so that we are always accruing a rate of interest through the whole period. So when we bought our way out of those contracts, we had interest that was accrued that had not yet been paid in excess of the payment we made. So that allowed us to do a reversal.

JOHN KLINE:
You bought out of these repos for a loss?

JIM MONROE:
Correct.

JOHN KLINE:
And you expect that to save you -- I'm sorry, I forget the dollar amount.

JIM MONROE:
$2.6 million. And that's, again, assuming rates do not change. So long as the Fed -- that was based on Fed funds being at 1 percent. As we -- as rates change we will look into extending that again.

JOHN KLINE:
So if rates go up, the 2.6 million becomes less?

JIM MONROE:
Correct. But every day it stays at 1 percent we earn part of that 2.6 million.

JOHN KLINE:
Did you replace this or you just restructured them?

JIM MONROE:
We did not replace them. We went totally into Fed funds and short-term repos.

OPERATOR:
Todd Hagerman, Fox-Pitt, Kelton.

TODD HAGERMAN:
A couple of questions. Jim, if you could help me out here on the bond portfolio, and getting back to Jeff's earlier question. One -- what are you guys kind of targeting in terms of the mix, in terms of the securities portfolio relative to the asset, say, by year end with the other banks coming on? And then two -- I'm just having a difficult time kind of understanding, looking at your schedule here with the duration of the securities portfolio; we've had a 60 basis point move in the treasury since the end of the quarter, and I look at the perceived extension risk on your tables here, how that's not changing the dynamic of how you are managing the balance sheet, particularly the bond portfolio, in the current environment.

JIM MONROE:
Of course, as rates increase we are going to extend, and that's what the table at the bottom of the schedule shows you. And we are referring to Page 10 of the schedules, for those of you that aren't there yet. What we're presenting there is that by liquidating longer duration securities late in the quarter, we were able to shorten up the risk or reduce the risk in the portfolio, making the total average duration much shorter. And that was our goal. Am I answering your question?

TODD HAGERMAN:
In part. But I'm assuming the schedule, for example, is as of March 31.

JIM MONROE:
Correct.

TODD HAGERMAN:
And then, two -- I think you mentioned it on the mortgage-backed portfolio; the duration actually extended in the quarter relative to year end. Is that not right?

JIM MONROE:
Yes. It extended slightly, yes.

TODD HAGERMAN:
That's the largest composition of the portfolio.

JIM MONROE:
Correct.

TODD HAGERMAN:
So granted I know what the sensitivity schedules are going to look like when they come out in the 10-Q , given a parallel shift in rates, but rates don't -- in reality they don't go that way. We have already had a 60 basis point move in the treasury. So I'm asking, is it through your hedging activities maybe in the forward contracts perhaps, or otherwise, that you have been able to protect yourself from what I see as some expected repositioning that's going to take place again here in the second quarter?

JIM MONROE:
Yes. And again, that would be true for the portfolio carved out by itself. If you look at what happens to the value of our deposits, what happens to the interest rate risk in the liability side of our balance sheet, together with the loan portfolio and what it looks like, we manage the thing as a whole. We did a yield curve twist exercise with our sensitivity model in the fourth quarter, and it showed little or no change even with a flattening yield curve. So we feel that what is going on now will not substantially change our risk position in the balance sheet.

TODD HAGERMAN:
Just with respect to the first question, what are you targeting now just in terms of the makeup in the balance sheet?

JIM MONROE:
Our belief is we could perhaps increase the size of the portfolio back to the $4 billion range. As assets increase, that would continue to reduce the percentage even with it at that size. So without trying to nail down a percentage for you, we would not expect to have the portfolio in excess of $4 billion.

TODD HAGERMAN:
Okay.

MACK WHITTLE:
Obviously, our intent is to have it go down every quarter as a percentage.

TODD HAGERMAN:
You would assume given the current rate environment that it would decline in the next few months, quarters, if you will. I'm just trying to get a better sense of just the amount of liquidity that you have, and with this accelerating loan growth, how you're trying to strike a balance here and what we can kind of expect in the next couple of quarters?

JIM MONROE:
And that is the way we are planning it right now, is with the cash flows that we presented to you last time and are also on Page 10 of the supplemental schedules layout, the paydowns we would expect to have. Obviously we are beginning to create some buying opportunities here. You can think whatever rate scenario you want to and we try to manage the balance sheet so that we really don't care which way rates go, and that's what all this is about.

MACK WHITTLE:
I think it's important to note that we still feel like we have enough liquidity to fund the kind of loan growth that we've had. Through the paydowns and the maturities on the securities portfolio, we -- last quarter was hopefully representative of what the future is going to be, but as we have said before, we have 70 to $80 million a month that's running off in maturities and paydowns on the securities portfolio, and that has not changed. And that is the source of funding of these loans and that is also the source of the declining securities as a percentage of assets.

TODD HAGERMAN:
Just looking at the projected cash flows and with interest rate sensitivity, my expectation is that maybe you have to accelerate some of the repositioning to meet your funding demands on the strong loan growth side.

JIM MONROE:
We have the flexibility within the portfolio to do that even in the environment we have seen for the last couple of weeks here.

OPERATOR:
K. C. Ambrecht, Millennium.

K. C. AMBRECHT:
A few questions for you. Back to talking about setting the tone for a multi-year plan here. That being said, should we kind of expect earnings growth off of 53 cents going forward for the rest of the year?

UNIDENTIFIED COMPANY REPRESENTATIVE:
We were pretty clear on those three-year goals, so we will achieve those goals on a quarter by quarter basis.

K. C. AMBRECHT:
For modeling purposes should we include securities gains going forward?

MACK WHITTLE:
Yes. But we will break it out so you can look at it any way you want to look at it. You can look at it GAAP minus merger expense, you can look at it on an operating basis; you'll have everything you need to calculate it any way you want to look at it.

K. C. AMBRECHT:
Secondly, I don't think it's on your Web yet, but you know how you guys do that presentation I think you were referring to before. It's not up on the Web yet, so maybe you can have somebody add that.

BILL HUMMERS:
Are talking about the investment securities portfolio analysis?

K. C. AMBRECHT:
Yes.

BILL HUMMERS:
We had that as a separate page previously; this time it is part of our supplemental schedule. There's a 12 page presentation that should be out on our website (multiple speakers)

MACK WHITTLE
It's under the term supplemental.

K. C. AMBRECHT:
It's not like the (indiscernible) on last quarter (multiple speakers)

MACK WHITTLE
It is not a single page like it was last time; it's part of the supplemental deal.

K. C. AMBRECHT:
I apologize because I couldn't type fast enough, but a couple of questions on the securities. Just to confirm -- the duration declined to 2.8 years from 3.5 years and the yield declined to 4.1 from 4.9 percent?

JIM MONROE:
The duration is 2.8, the yield is 3.91.

K.C. AMBRECHT:
Okay. I think you kind of addressed it before but -- in some of these questions, but just so I'm clear. At a conference in January you had a slide which suggested that if rates went up by 100 basis points, the market value of the portfolio, the securities portfolio, went down by 3.8 percent, and the duration, the extension got kicked out from 3.8 years to 5.6 years. Can you update on us on those numbers today with the ten-year at 440?

JIM MONROE:
Sure. It's in that page. In the up-100 environment, the estimated impact on market value is negative 3.4 percent, a reduction from 3.8. And the estimated average life goes from 3.6 years to 5.1 years.

K. C. AMBRECHT:
So it improved a little bit. So today, with the ten-year (indiscernible), what is the unrealized loss on the portfolio?

JIM MONROE:
As of this morning we believe it was in excess of $25 million.

K. C. AMBRECHT:
And when the quarter closed out, say, at 390 -- I assume it's probably a gain, right?

JIM MONROE:
Yes. It was a gain of -- 17 million was what we reported. The number I gave you was just on the debt securities portion; the -25 would be offset by other investments that we have, which include the equities, the net bank stock, community bank investments and so forth.

K. C. AMBRECHT:
I know, but -- okay. Just to be clear -- so at the end of the quarter you were at a $17 million gain, and then three weeks later you're now at a $25 million loss --

JIM MONROE:
Correct.

K. C. AMBRECHT:
-- securities portfolio. Thank you very much.

OPERATOR:
Christopher Marinac, FIG Partners.

CHRISTOPHER MARINAC:
Just want to follow-up on the securities conversation with one more angle. How does Florida Banks and CNB enter into and change the picture for you?

JIM MONROE:
They have a very, very small securities portfolio, less than 5 percent of their total assets in each case.

CHRISTOPHER MARINAC:
Jim, would you -- and they're relatively plain vanilla; would that be fair to say, Jim?

JIM MONROE:
That's correct. It's mortgage-backed type stuff. The same types of things that we have, though -- no structured product, just pass-through type securities, some treasuries, some municipals, but nothing wild.

CHRISTOPHER MARINAC:
A separate question, but somewhat related. The balance sheet leverage has come down as you had the capital in for the full quarter. As the acquisitions come on later this year, will the leverage of the balance sheet go back or will you kind of keep that (indiscernible) relatively where it is today?

BILL HUMMERS:
I'll answer that one. This is Bill Hummers. We would expect the total size of the portfolio not to exceed what Jim had mentioned earlier of $4 million -- $4 billion. So what it would do as those acquisitions come on, that would represent a small percentage of the total of the balance sheet.

CHRISTOPHER MARINAC:
Okay. Fair enough. Last point is sort of separate from all this. The loan pricing you're seeing in your markets -- can you talk about maybe the differences if there are any between South Carolina and Florida, and other details?

MIKE SPERRY:
This is Mike Sperry. I personally see every loan in the Company that involves exposure in excess of $5 million, so I guess I've got a better picture from around the market. In general there's not a material difference in market A, market B on commercial loans. There are some differences on consumer loans because of laws in the different states that allow us to charge fees, for instance, in Florida, that we can't charge in South Carolina. Some we can charge in North Carolina, not in Florida. So there are some real differences, maybe as much as 25 to 30 basis points all-in from one market to the other. But on the commercial side, there is a tendency in Florida to get lower fees and higher rates, in South Carolina to get lower rates and higher fees. But when you add them together, there really is not any distinguishable difference in the kind of rates we're getting. We are seeing a lot more folks demanding that we tie loans to LIBOR instead of tie loans to prime. That's a natural function of the growth of the Company and the fact that we're dealing with larger companies than we were dealing with five years ago. And we're seeing a lot of price competition right now. All the banks that were sitting around idle have decided they want to grow loans, so we are losing deals on pricing, but obviously we're not losing very many. I've not noticed any material difference in the net yield, all-in yield, excluding things like deposits and other factors; just rate and fee, and not really a distinguishable difference.

MACK WHITTLE:
To the loan growth piece -- this is Mack -- I asked this question yesterday of our market presidents, and this does not represent a lot of large loans; these are loans in the 1 and $2 million range. So it's not an issue of us putting a couple of $20 million loans on the books. So there are a lot of numbers and smaller dollars that have represented this loan growth.

CHRISTOPHER MARINAC:
To that point, is there a percentage that you have handy of the loan portfolio that's above, say, 10 million or 15 million-- whatever you define as a larger size loan?

MIKE SPERRY:
This is Mike Sperry. Let me answer it this way. We keep a list of our 20 largest relationships updated every month. That list at the end of last year, fourth quarter of last year, those 20 loans, the smallest loan on that list -- the largest one was 25 million -- that's our house limit -- and the smallest one was
18.9 million. I just happened to look this up. That was in our Q. At the end of March, the largest was 25 million and the smallest was 19.2 million. So that group hasn't changed at all.

CHRISTOPHER MARINAC:
And the total percent of the portfolio, Mike? I missed that.

MIKE SPERRY:
In terms of outstandings, I don't have any outstandings number I can give you. The total commitments of those 20 largest lines, obviously, 20 times a $20 million average is about 450, $440 million in commitments. I don't have the outstandings number in my head for March.

CHRISTOPHER MARINAC:
That's fine, that's good.

MIKE SPERRY:
A lot of those are backup lines of credit so the actual outstandings will be significantly less.

OPERATOR:
Leo Harmon of Fiduciary Management.

LEO HARMON:
Most of my questions have been answered, so I apologize if I'm repeating some things. Trying to get a better idea of organic growth and loans versus last year. I see the annualized growth organically, but I was looking more year-over-year for the organic growth.

MACK WHITTLE:
The first quarter, the 18 percent annualized is all organic. So the acquisition of MountainBank took place in October of 2003. I think our organic loan growth last year was 11 percent, give or take.

LEO HARMON:
But this quarter versus first quarter of '03 your organic growth --

MACK WHITTLE:
About 15 percent.

LEO HARMON:
Okay. The second thing -- trying to get a better idea of the percentage of your loans that are currently at floors right now?

MACK WHITTLE:
At floors. Mike, do you want --

MIKE SPERRY:
You're talking about rate floors?

LEO HARMON:
Yes.

MIKE SPERRY:
I don't have a percentage; I'm sorry. We can look that up on the computer and get it, but we have very few. Over the last two or three years we have put a few loans on a floating rate basis, mainly commercial construction loans, and put floors on them at 50, 75 basis points higher than the floating rate would have been if it floated. But it's not material in the portfolio. It's less than $100 million in outstandings.

LEO HARMON:
Okay. And I think that's -- average utilization of lines, right now and short order trend there, if you have any color on that?

MIKE SPERRY:
I don't really have a -- I can look that up and find out, but I don't have a sense of how that's changed over the last quarter.

OPERATOR:
Kevin Reynolds, Morgan Keegan.

KEVIN REYNOLDS:
I want to apologize for not having a question on the securities portfolio today. (multiple speakers)

UNIDENTIFIED COMPANY REPRESENTATIVE:
That's all right. (multiple speakers) more answers.

KEVIN REYNOLDS:
Although it's not because I didn't have one, it's just that I think we have attacked it from every angle. The one minor point that I would like some clarification on -- I recall that you sold a small bank from the MountainBank acquisition in Virginia, I believe it was. Was there any gain on that, and if so, where would it be in the numbers this quarter?

BILL HUMMERS:
There is no gain. It has not closed yet, but there will be no gain when we do close it in this quarter. And it will just be a purchase price adjustment to the acquisition amount.

OPERATOR:
Jefferson Harralson, KBW.

JEFFERSON HARRALSON:
My question circles around the Rock Hill workout bank. If my numbers are right, it looks like the allowance for loan losses remained steady in the first quarter at 3.2 million, but you had about 600,000 in charge-offs. Is there -- did you guys add some, I guess, fund those charge-offs now somewhere else, or are some of my numbers off somewhere in calculating the reserve?

MIKE SPERRY:
Your math is accurate. We made a provision of additional reserves in that segment of the portfolio of about 400, $500,000 this quarter. We have taken that provision down every quarter prior to this since the workout bank came on the books. This is the first time it went the other way on us. We had one loan that tanked on us and we had to reserve for it, and that was mostly -- it was -- probably 75 percent of that was one line.

JEFFERSON HARRALSON:
And the remaining 3.2 million reserve is sufficient for the $27 million in loans you have left there?

MIKE SPERRY:
Absolutely.

JEFFERSON HARRALSON:
If I can ask -- at the expense of asking one more securities question, if I can just get a basic question. On page 7 it looks like -- of your release -- that the securities yield is up 6 basis points in the first quarter versus the fourth, yet your duration shrunk. And maybe I'm missing something.

BILL HUMMERS:
I think that has to do with the amortization of the [mortgage servicing] premium is actually less in the first quarter than it was in the fourth quarter.

OPERATOR:
Gerry Cronin, Sandler O'Neill.

GERRY CRONIN:
If I could just three quick questions. First of all, the interest reversal -- does that show up in the margin, the 900,000?

BILL HUMMERS:
Yes it does.

GERRY CRONIN:
Second of all, and I'm hoping I heard you incorrectly, but I thought at the beginning of the call it was mentioned that you were no longer going to reconcile GAAP versus operating earnings?

BILL HUMMERS:
Sorry, if you'll turn -- we will continue to provide the data so that you can reconcile GAAP to operating income. If you turn to page four, the last page of the press release, it provides a reconcilement from one to the other. What we won't provide anymore is we won't do the division for you and provide the operating EPS.

GERRY CRONIN:
But you will give all the individual (multiple speakers)

BILL HUMMERS:
All the data will continue to be forward provided so it will be totally transparent (multiple speakers)

MACK WHITTLE:
Again, page four in the news release -- if you'll look at the way we've laid it out.

GERRY CRONIN:
Lastly, with respect to the three-year goals, Mack, that you were just talking about. Is it correct then that the 15 percent earnings per share growth is based on reported numbers, not on what you folks would characterize -- and I think the rest of us would characterize -- as operating earnings.

MACK WHITTLE:
It's based on operating, which was 17.5 percent for the first quarter. So the point I was trying to make there was that with the goal, we said we would have 15 to 17 percent EPS growth rate on an annualized basis. And my point that I was trying to make was that we achieved that in the first quarter. We're going to show it on GAAP and we're going to show it on GAAP minus merger expense also. Again, as Bill pointed out earlier, we looked at our peer banks and then we added some additional banks to that. And out of 25 banks there were only three banks that were reporting like we were reporting. So we felt in order to report more consistently with our peers that we needed to go to this format. But having said that, we will still give you all the data you need in the news release to fully calculate it any way you want to calculate it.

GERRY CRONIN:
All I would say on that for whatever it's worth is if you're doing something better than the peer group, you should probably stick to it. But that's just one person's opinion.

MACK WHITTLE:
We will still show you. And again, we did it this quarter because we feel we had a good quarter. We exceeded the consensus and we felt like this was a time to do it.

GERRY CRONIN:
If I could, just one more quick question. I'm curious; when you folks look at the operating earnings per share -- and I think you said 47 cents, which seems to be what everyone else is coming up -- with when you look at an operating return on equity, if I use the 47 cent net income number, that translates to only about a 12 percent return on equity.

MACK WHITTLE:
That's about right. Again, we had 6 million new shares that came in in November of last year and 6 million additional shares that we issued with MountainBank in October of last year. We had a 14 -- we were over 14.50 in the third quarter of last year, so you would expect with the additional increase in shares that there would be some reduction in that. Our goal that we stated on ROE is a function of where we will be in six years. So obviously, that ratio goes down, and it will continue to go up on a quarter by quarter basis as we move forward.

OPERATOR:
Todd Hagerman.

TODD HAGERMAN:
Mike, if you could on the loan growth side, maybe give us a little but more color in terms of the commercial real estate and the construction loan growth there. And then, two -- maybe just update us in terms of your very small syndicated loan portfolio, kind of where that stands at the end of the quarter. I'm just thinking back to the earlier comment, Mack, in terms of the average loan size and if that portfolio has grown at all in the last couple of quarters?

MIKE SPERRY:
Sure. First on the commercial real estate lending versus other kinds of lending. The growth in the first quarter in terms of mix was almost identical to what we normally see. The percentage of loans that were commercial real estate loans versus, say, C&I loans or consumer loans, indirect loans; that mix was unchanged hardly at all. We did have a bit of an increase, slight increase, in the percentage of commercial real estate loans that came out of the MountainBank merger, and so that was higher in the fourth quarter than it was in the third quarter, but it didn't increase in the first quarter. So the overall mix of the portfolio changed hardly at all. The construction lending that we're doing continues to be primarily in specific markets. Jacksonville is a very active market for (indiscernible) the acquisition (technical difficulty) lot developments. The Myrtle Beach areas, and really the whole coast of South Carolina tends to be a hot market right now; a lot of condominium construction, a lot of elderly -- I guess they're not elderly, they're 20 years old -- hotels that are old-fashioned kind of hotels on the oceanfront are being torn down and built into condominiums. And there's a lot of activity along the coast doing that, and we are participating in that. That's the majority of the commercial real estate. We're doing a couple of deals up in the MountainBank area that were relationships that already existed there. We've been able to expand those a little bit and that's been real good business for us.

MACK WHITTLE:
Again, the average size of all these loans in this increase is a couple million dollars. So these are -- this is not the predominance of this loan growth; that was the point that I was trying to make earlier.

TODD HAGERMAN:
I understand. The other part of it was I was just kind of curious -- just in terms of the type of loan, if there was more kind of the -- you're doing more the mini-perm (ph) type financing as supposed to one of your other products?

MIKE SPERRY:
That's a good question. Our strategy has been all along to stay on the shorter end, to do construction development loans. The permanent market that's smarter than we are on long-term interest rates and long-term credit risks deal with that risk, and that policy continues. We acquire -- and this will happen with every acquisition -- we acquire more mini-perms from a bank that wasn't operating on that philosophy before we acquired them, and acquisitions; there was some of that in MountainBank but it was not significant. And the new stuff we do going forward is consistent with our portfolio strategy. And we've had a lot of requests from our guys who are out in the street hunting for loans; we have had a lot of requests to take out a loan over here, take out a loan over there that's reaching its five-year maturity; wanting us to take it for another five years. And we have resisted that opportunity. We don't want to change the mix of our portfolio.

MACK WHITTLE:
Our core competency in lending is to a family-owned -- first or second generation family-owned business, and that continues to be the core of who we lend money to. In polling our loan officers with this growth, our economies have done okay; they haven't done as poorly as some areas and probably have done as well as any in the country, but still are not at the levels they were at two and three years ago. So a lot of this growth continues to be from us taking share from the larger banks by us being able to hire some of their lending officers who bring business with them when they move over. So we are continuing to see that, and that has been a big part of our growth, really our organic growth, over the history of the Company.

TODD HAGERMAN:
Quickly, Mike -- just in terms of, update us on the --

MIKE SPERRY:
On the shared national credit?

TODD HAGERMAN:
Yes. There was about 100 million or so last figure I had.

MIKE SPERRY:
I just looked at the March report and compared it to -- I don't have it with me, but I just looked at it this morning -- the March report versus December. We added two relationships and dropped two in the quarter. So the net size of it changed almost not at all.

OPERATOR:
(OPERATOR INSTRUCTIONS). Jeff Davis, FTN Securities.

JEFF DAVIS:
Thanks, but Todd just covered it.

OPERATOR:
John Kline, Sandler O'Neill.

JOHN KLINE:
How much did the margin benefit from the restructuring of the repos for the quarter?

JIM MONROE:
The average rate on the portion we restructured was 53 basis points; $2.6 million, I think, was the benefit. I can't do the math quick enough in my head. (multiple speakers) to our margin.

JOHN KLINE:
2.6 for the quarter?

JIM MONROE:
For the year.

BILL HUMMERS:
How much did it go for the quarter is what you're asking. I think it was very minimal because it's a $900,000 pickup.

JOHN KLINE:
900,000.

MACK WHITTLE:
But the ongoing lift to earnings is going to be 2.6 million on an annualized basis. So we're going to get marginal lift from this restructure going forward. This was not a onetime event.

JOHN KLINE:
Is that above and beyond the 900?

BILL HUMMERS:
(multiple speakers). Absolutely.

JOHN KLINE:
I just wanted to echo what Gerry Cronin said. I agree with him 100 percent. I mean, if you guys are holding yourselves to a higher standard on the operating earnings per share, certainly I would stick with it. I know that myself and probably most analysts out there are really projecting everything for you guys on an operating EPS basis.

MACK WHITTLE:
The problem, John, is most everybody slaps a P-E on whatever number we throw out there, and if we throw out an operating number and it's below a GAAP minus merger expenses, then we get -- our shareholders get penalized. So we need to show it in a more consistent way; show it in every way, but maybe talk about it in the more consistent way. So you will still have your operating number; we're not running away from any operating numbers.

MIKE SPERRY:
We still manage the budget that way.

MACK WHITTLE:
I mean, everything we do internally is on an operating basis.

OPERATOR:
At this time there are no further questions.

MARY GENTRY:
This is Mary Gentry. I just want to thank everyone for joining us this morning. Thank you.

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